Exhibit 2.8
EXECUTION VERSION
SOFTWARE LICENSE AGREEMENT
     This SOFTWARE LICENSE AGREEMENT (the “Agreement”) made and entered into this 30th day of September, 2008 (“Effective Date”) by and between Hanover Capital Mortgage Holdings, Inc., a corporation duly organized and existing under the laws of the State of Maryland and having principal offices at 200 Metroplex Drive, Suite 100, Edison, New Jersey 08817 (“Hanover”), and JWH Holding Company, LLC, a limited liability company duly organized and existing under the laws of the State of Delaware and having principal offices at 4211 W. Boy Scout Boulevard, Tampa, Florida 33607 (“JWH”, and together with Hanover, the “Parties” and each a “Party”).
     WHEREAS, Hanover or its affiliates own or has licensed intellectual property rights to certain computer software, systems and related items; and
     WHEREAS, Hanover wishes to grant to JWH, and JWH wishes to obtain from Hanover, a perpetual license to use such software, systems and related items;
     NOW THEREFORE, in consideration of the premises and the mutual promises and covenants contained herein and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the Parties agree as follows:
SECTION 1 — GRANT OF LICENSE
     1.1. License. Hanover, on behalf of itself and its affiliates, grants to JWH and its affiliates (together with permitted assignees pursuant to Section 7.4, the “Licensees”) a perpetual, non-exclusive, non-transferable (except as permitted in Section 7.4) license under all of its applicable intellectual property rights to (i) use, copy, distribute, perform, display, digitally display and (except for the current system administration module in Asset Onsite) create derivative works, upgrades, updates, modifications, enhancements, new releases or improvements (“Modifications”) to the software, systems and related items described on Exhibit A, including the Source Materials (subject to the conditions on their release to JWH in the Escrow Agreement defined in Section 1.3) and all related documentation in existence (collectively, the “Software”). Licensees may sublicense the above license to third-party contractors and consultants solely in connection with installing, testing, hosting, maintaining, supporting and creating Modifications to the Software and/or assisting Licensees’ own exercise of their licensed rights, but in no event for other use by (or the independent benefit of) such non-affiliated entities.
     1.2. Fees.
     (a) If the merger contemplated in the Agreement and Plan of Merger dated as of the Effective Date (“Merger Agreement”) among Walter Industries, Inc., JWH and Hanover is not consummated on or prior to December 31, 2008, and the Merger Agreement has not been terminated on or prior to such date, JWH shall pay to Hanover a fee of $1 million (one million dollars) for the license in Section 1.1 within 10 business days thereafter, and upon such payment the license in Section 1.1 shall be deemed fully paid-up as of December 31, 2008.

     (b) If the Merger Agreement terminates prior to December 31, 2008 and either the Hanover Termination Fee or the Walter Termination Fee referred to in the Merger Agreement has been paid, the license in Section 1.1 shall be deemed fully paid-up as of such date of termination.
     1.3. Source Code. Within 30 days after the Effective Date, Hanover shall deposit with a reputable, mutually-agreed escrow agent, pursuant to that agent’s standard escrow agreement (the “Escrow Agreement”), which shall contain standard release conditions and other conditions or terms agreed upon by the parties and the escrow agent, a complete and current copy of the source code and all designs, instructions and related materials sufficient to allow a reasonably skilled programmer to maintain, support and update the Software (“Source Materials”). The Escrow Agreement shall be considered “an agreement supplementary to” this Agreement (and the license in Section 1.1) for purposes of 11 U.S.C. § 365(n)(1)(B). Any fees payable to the escrow agent associated with the Escrow Agreement shall be paid by JWH. The Escrow Agreement shall provide, among other things, that the Licensees shall be granted access to the Source Materials on the earliest date of the following: (i) the date on which the merger contemplated in the Merger Agreement is consummated, (ii) December 31, 2008, or (iii) the date the Merger Agreement is terminated and either the Hanover Termination Fee or Walter Termination Fee referred to in the Merger Agreement has been paid.
SECTION 2 — OWNERSHIP
     2.1. Ownership. JWH agrees that, as between Hanover and Licensees, Hanover is the sole and exclusive owner of all rights and intellectual property rights in the Software. Hanover agrees that, as between Hanover and Licensees, the Licensees are the sole and exclusive owner of all rights and intellectual property rights in those Modifications which are made by a Licensee and/or its agents. Each Party shall, upon the reasonable request and expense of the other Party, take further actions and execute additional documents to establish and perfect the requesting Party’s above rights.
     2.2. No Contest. Each Party agrees not to directly or indirectly question or contest the other Party’s intellectual property rights relating to the Software or Modifications, except in an Action, as that term is later defined, between the Parties. Neither Party shall contest the enforceability of this Agreement, including without limitation in any claim action, suit or proceeding (“Action”).
SECTION 3 — PARTIES’ OBLIGATIONS
     3.1. Delivery. Hanover shall deliver to JWH, who shall, at its own cost (and with the assistance of third-party contractors, at its discretion), install and test the Software on Exhibit A.
     3.2. Legends. JWH shall not remove any copyright or other notice or legend contained or included in the Software.
     3.3. Limitations. Hanover is not responsible for providing JWH with any training, maintenance, support or help-desk assistance with respect to the Software, other than providing (i) the documentation already in existence and included within the Software or Source Materials and (ii) reasonable cooperation to JWH and JWH’s third-party contractors in connection with their own efforts in installing, testing, maintaining and supporting the Software (provided that Hanover is not required to incur any out-of-pocket expenses in this regard and that Hanover is entitled to reasonable hourly compensation if such cooperation requires a significant time commitment). JWH must procure, at its own expense, all hardware, third-party software licenses or other third-party items necessary to operate the Software, at its own expense.
SECTION 4 — WARRANTIES AND INDEMNITY
     4.1. By Each Party. Each Party represents and warrants to the other Party that (i) the warranting Party has the requisite corporate or company power and authority to enter into this Agreement; (ii) the warranting Party’s execution, delivery and performance of this Agreement has been duly authorized by all requisite corporate or company action on its part; (iii) this Agreement has been duly executed and delivered by the warranting Party and, assuming due authorization, execution and delivery, constitutes a legal, valid and binding agreement, enforceable against the warranting Party in accordance with its terms, subject to bankruptcy, insolvency, reorganization, moratorium and similar laws of general application relating to or affecting creditors’ rights and to general equity principles; and (iv) neither the execution and delivery by the warranting Party of this Agreement or compliance and performance with any of the provisions hereof results in a default (or an event that, with notice or lapse of time or both, would become a default) or gives rise to any right of termination by any third Party, cancellation, amendment or acceleration of any obligation or the loss of any benefit under, any contract binding the warranting Party.
     4.2. Ownership/Infringement. Hanover represents and warrants to JWH that (i) it or its affiliates own or has licensed rights to intellectual property rights in the Software sufficient to grant the license in Section 1.1; (ii) the Software as provided is fully operational, performs in material compliance with its documentation and, to Hanover’s knowledge, is free of all bugs, errors, defects, viruses and other corruptants; and (iii) the use and enjoyment of the Software (as provided) by Licensees after the Effective Date in a manner consistent with past practice, to Hanover’s knowledge, will not infringe or violate the rights of any person or entity.
     4.3. Indemnity. Each Party shall defend at its expense, hold harmless and indemnify the other Party and its affiliates and their respective directors, officers, shareholders, agents and employees against any third-party claims, losses, awards, judgments, settlements, costs, fees, expenses, liabilities and damages (including reasonable attorneys’ fees and costs of suit) to the extent arising out of or relating to the indemnifying Party’s breach of any representations, warranties, covenants or agreements herein.
     4.4. Procedure. The indemnified Party shall give prompt written notice to the indemnifying Party of any potential indemnifiable claim. The indemnifying Party shall have sole control of the defense or settlement of the claim, provided that it may not settle any claim that adversely affects the indemnified party without its prior written consent.
     4.5. Hanover’s Options. Without limiting Hanover’s obligations in Section 4.3, in the event of a potential third-party infringement claim against Licensees, Hanover shall have the option, at its expense, to (i) modify or replace all or the infringing part of the Software, provided that the Software’s functionality is not materially impaired; (ii) procure for Licensees the right to continue using the infringing part of the Software; or if (i) and/or (ii) is not reasonably feasible, remove all or the infringing part of the Software, and provide reasonable compensation to JWH therefor.
SECTION 5 — CONFIDENTIALITY
     5.1. Obligations. Each Party (a “Receiving Party”) agrees to treat any confidential or proprietary information that is furnished to it or its representatives by the other Party or its representatives (a “Disclosing Party”) pursuant to this Agreement, regardless of the media or form in which such information is provided, created or stored (the “Confidential Information”) in confidence. “Confidential Information” shall include any information identified as such by the Disclosing Party or which by its nature the Receiving Party should reasonably recognize to be confidential or proprietary in nature. The Receiving Party shall protect the Confidential Information in the same manner in which it protects its own Confidential Information of a similar nature or value and in no event with anything less than reasonable measures. The Receiving Party shall not (i) use Confidential Information for any purpose other than in connection with this Agreement or (ii) disclose, publish, share or make available any Confidential Information to any other person or entities, other than its employees and accountants, attorneys or other professionals or providers of services (with respect to whom, other than employees or attorneys who are otherwise bound by confidentiality agreements or other obligations of confidentiality, the foregoing are made pursuant to written non-disclosure agreements which impose obligations as rigorous as those set forth herein) who “need to know” it for the Receiving Party to perform under or enjoy the benefits of this Agreement or for the operations of the Receiving Party’s business.
     5.2. Exceptions. “Confidential Information” does not include information which (i) is already in the Receiving Party’s possession, provided that such information is not known by the Receiving Party to be subject to another confidentiality agreement with or other obligation of secrecy to the Disclosing Party or another party; or (ii) becomes generally available to the public or industry other than as a result of a disclosure by the Receiving Party; (iii) becomes available to the Receiving Party on a non-confidential basis from a source other than the Disclosing Party, provided that such source is not known by the Receiving Party to be bound by a confidentiality agreement with or other obligation of secrecy to the Disclosing Party or another party; or (iv) is required to be disclosed pursuant to applicable statute, law, rule, regulation, subpoena, court order or legal process, provided that the Receiving Party shall promptly inform the Disclosing Party of any such requirement and cooperate with all attempts by the Disclosing Party to obtain a court order or similar treatment.
SECTION 6 — TERM
     The term of this Agreement commences as of the Effective Date and lasts in perpetuity. Without limiting either Party’s right under Section 7.11, each Party agrees that termination shall not be an available remedy for any dispute arising out of this Agreement.

SECTION 7 — MISCELLANEOUS
     7.1. Notice. All notices hereunder shall be in writing and shall be deemed given upon (a) confirmed receipt of a facsimile transmission, (b) confirmed delivery of a standard overnight courier or when delivered by hand or (c) five business days after the date mailed by certified or registered mail (return receipt requested), postage prepaid, to the Parties at the following addresses (or at such other addresses for a Party as shall be specified by like notice):
If to Hanover:
Hanover Capital Mortgage Holdings, Inc.
200 Metroplex Drive Suite 100 Edison, New Jersey 08817
Attention: General Counsel
Facsimile: (732) 548-0286
with a copy (which shall not constitute effective notice) to:
Thacher Proffitt & Wood LLP
Two World Financial Center
New York, New York 10281
Attention: Mark I. Sokolow
Facsimile: (866) 890-7725
If to JWH:
JWH Holding Company, LLC
4211 W. Boy Scout Boulevard, 10th Floor
Tampa, Florida 33607-5724
Attention: General Counsel
Facsimile: (813) 871-4430
with a copy (which shall not constitute effective notice) to:
Simpson Thacher & Bartlett LLP
425 Lexington Avenue
New York, New York 10017
Attention: Peter J. Gordon, Esq. and Lori E. Lesser, Esq.
Facsimile: (212) 455-2502
     7.2. Certain Construction Rules. The article and section headings in this Agreement are for reference purposes only and shall not affect the interpretation of this Agreement.
     7.3. Severability. If any provision of this Agreement or the application of any such provision to any person or entity or circumstance, shall be declared judicially to be invalid, unenforceable or void, such decision shall not have the effect of invalidating or voiding the remainder of this Agreement, it being the Parties’ intent and agreement that this Agreement shall be deemed amended by modifying such provision to the extent necessary to render it valid, legal and enforceable while preserving its intent or by substituting another provision that is legal and enforceable and that achieves the same objective.
     7.4. Assignment; Binding Effect. Neither this Agreement nor any of the rights, benefits or obligations hereunder may be assigned by a Party (whether by operation of law or otherwise) without the prior written consent of the other Party, except (i) to an affiliate or (ii) in connection with a merger, reorganization (including in bankruptcy), change of control or sale of all or substantially all of the assets or business to which this Agreement relates. In the event of a permitted assignment hereunder, this Agreement will be binding upon, inure to the benefit of and be enforceable by the Parties and their respective successors and permitted assigns.
     7.5. No Third Party Beneficiaries. No person or entity (other than as specified in this Agreement) shall be deemed a third party beneficiary under or by reason of this Agreement.
     7.6. Entire Agreement. This Agreement constitutes the entire agreement of the Parties and supersedes all prior and contemporaneous agreements and understandings, both written and oral, between the Parties with respect to the subject matter hereof. Exhibit A is expressly made a part of, and incorporated by reference into this Agreement.
     7.7. Governing Law. This Agreement shall be governed by, and construed in accordance with, the laws of the State of New York applicable to contracts made and to be performed therein.
     7.8. Jurisdiction. Each Party irrevocably submits to the jurisdiction of the state or federal courts in New York, New York for the purposes of any Action arising out of this Agreement. Each party unconditionally waives any right to a trial by jury in respect of any such action.
     7.9. Counterparts. This Agreement may be executed in one or more counterparts, each of which shall be deemed to be an original, but all of which together shall constitute one agreement.
     7.10. Specific Performance. The Parties agree that irreparable damage would occur in the event that the terms of this Agreement were materially breached. Therefore, each Party shall be entitled to seek an injunction to enjoin such breach in the courts set forth in Section 7.8.
     7.11. Bankruptcy. The Parties intend and agree that the license in Section 1.1 shall be deemed to be, for purposes of Section 365(n) of the U.S. Bankruptcy Code, 11 U.S.C. § 365(n), to the fullest extent permitted by law, a license to rights in “intellectual property” as that term is defined in Section 101 of the U.S. Bankruptcy Code. The Parties intend and agree that the Licensees shall retain and may fully exercise all of their rights and election under Section 365(n) of the Bankruptcy Code, if Hanover enters into bankruptcy and rejects this Agreement.

     IN WITNESS WHEREOF, the Parties have caused this Agreement to be executed as of the Effective Date.

HANOVER CAPITAL MORTGAGE HOLDINGS, INC. (on behalf of itself and its affiliates)

By:	/s/ John A. Burchett
Name:	John A. Burchett
Title:	President and Chief Executive Officer

JWH HOLDING COMPANY, LLC

By:	/s/ Mark J. O’Brien
Name:	Mark J. O’Brien
Title:	President and Chief Executive Officer
[Software License Agreement Signature Page]

EXHIBIT A
Asset Manager
Asset Manager, a companion “tape-cracker” product to Asset OnSite, permits field-to-field mapping of asset and pool data from disparate sources (e.g., Excel, MS Access, DBF, ASCII, Fixed Width and EBCDIC formats). The user interface is intuitive, mapping data elements side-by-side. The product also automates mapping of codes and other non-standard source data to standardized table values as well as arithmetic manipulation of values as it converts. Provisions for saving and re-use of mapping schemes are also provided. System architecture is Visual C++ connected to Microsoft SQL server database
Asset OnSite
Asset OnSite is a web-based portfolio management tool that can be accessed anywhere an internet connection is available. Users can quickly analyze and stratify loan and servicing pools. Standard reports relevant to the asset type are available to analyze every aspect of a pool utilizing the populated data fields. Users can also easily create their own customized reports using multiple cross-tabs, which can be saved for later use or used only once. Custom filters can be applied to create sub-pools, which can be named and stored separately. Customized extracts allow for export to other databases. Images of loan documents can be loaded and stored adjacent to loan level data. System architecture is Microsoft ASP.NET connected to Microsoft SQL server database. The license in Section 1.1 includes both the current version of Asset OnSite and the prior version, subject to the limitation in Section 1.1 for the current version.
Busch Analytics
Busch Analytics is a sophisticated servicing analysis tool that can be used to evaluate pools of serviced loans and generate pricing and reporting information. System architecture is Microsoft ASP and ASP.NET connected to Microsoft SQL server database
Auction Platform
Hanover owns an auction platform, programmed by ISI (Intraprise Solutions, Inc.) that is used to control and support the sale of assets. It provides a real-time bid-ladder that enables bidders and sellers to see the bids as they are entered. The system is configured so that the seller can see the bidder’s names, but the bidders can only see the bid amount. A version of this platform is currently being used by The Debt Exchange for the FDIC. System architecture is Microsoft ASP, ASP.NET and Adobe Flash connected to Microsoft SQL server database
Loan Performance Risk Surveillance System (LP RSS)
Hanover has created a loan surveillance system to manage the loans in our bond portfolios as well as track delinquent loans. In addition to the main reporting modules, which create our monthly risk books, there are several other modules such as Delinquency tracking, Static Pool Analysis, Delinquency Trend Analysis, Disaster Monitoring and Housing Shock Analysis. The delinquency tracking modules track the delinquent loans in our securities. The application maintains a database of all delinquent loans, BPOs and comments and calculates expected losses based on state specific parameters. The static pool analysis allows a user to see historical information on a filtered set of loans. Disaster monitoring allows a user to create a disaster area and create a collateral profile report based on the disaster area. You can also shock the portfolio and see what effect a decline/increase in value may have on our losses. Access to the system is granted via a user name and password that is authenticated to a database. Each user has access to specific modules team depending upon their user roles. System architecture is Microsoft Access/VBA Data Project and Microsoft ASP.NET connected to Microsoft SQL server database. Reports are Microsoft Access.
Hanover Collateral Reporting System
Reporting system for creating over-concentration reports and acts as an additional report generator for running summary stratification reports. This system also contains the filter builder which is used throughout the Reporting system and the Surveillance System (LP RSS). The system also has the ability to configure different counties for the addition of new criteria in the over-concentration reports. The system can run any of the modules off of the main LP database or the LP Bidding database. There is also a method to combine the two databases together to see what the effect would be on the current portfolio if you purchased a new bond. Access to the system is granted via a user name and password that is authenticated to the STARS database. The system also utilizes forms authentication to prevent unauthorized access. System architecture is Microsoft ASP.NET / VB.NET connected to Microsoft SQL server database. Reporting tool is Crystal Reports for .NET.
STARS
STARS (Securities Tracking and Reporting System) is a trade ticket based securities tracking and reporting application that serves as the sub-ledger to the company’s general ledger (MS Dynamics Solomon IV). The application maintains our B Bond and Agency inventory and provides numerous reporting capabilities. It runs complex accounting calculations such as repo financing, discount accretion, impairments and level yield. STARS has the ability to create transaction ledgers for batch input into our accounting system. STARS runs a roles-based security module for access to screens along with an approval system for all trades. A trade cannot become part of our inventory unless it has past all stages of approval: Trader, Management and Accounting. Access to the system is granted via a user name and password that is authenticated to a database. The system also utilizes forms authentication to prevent unauthorized access. Passwords conform to Hanover’s approved password policy. System architecture is Microsoft ASP.NET / VB.NET connected to Microsoft SQL server database. Reporting tool is Crystal Reports for .NET and Microsoft Excel.
Hanover LP / Intex Vector Converter
Used as a communication tool with our internal trading vendor systems. Creates Intex ramp files from Loan Performance Risk Model excel loss vectors. Converts AFT formatted loss arrays to Intex ramp files. Converts Loan Performance output formats to Intex ramp files. Also used to convert Intex cashflow text files to import into excel or into STARS for calculating level yield. Newest version will have an internal loss model for generating loss adjusted cash flows, similar to Intex. Access to the system is granted via a user name and password that is authenticated to the STARS database. System architecture is Microsoft VB.NET connected to Microsoft SQL server database.
HDMF Pricing Module
The HDMF pricing module is a sophisticated cash flow generator that is used to price distressed loan pools by taking into account projected losses and servicer advances based on state specific legal guidelines. System architecture is Microsoft ASP.NET connected to Microsoft SQL server database.